UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on October 21, 2021 (File No. : 333-260411).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane
Samuel Cochrane, Chief Financial Officer

Date: August 3, 2022

EXHIBIT LIST

Exhibit No.	Description

99.1	Material Change Report, dated August 3, 2022
99.2	Arrangement Agreement, dated as of August 2, 2022, by and among Sierra Wireless, Inc., Semtech Corporation, and 13548597 Canada Inc.
99.3	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and James Anderson
99.4	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Karima Bawa
99.5	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Philip Brace
99.6	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Sam Cochrane
99.7	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Pravin Desale
99.8	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Jennifer Farac
99.9	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Steve Harmon
99.10	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Russell Jones
99.11	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Roy MacLean
99.12	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Martin McCourt
99.13	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Tom Mueller
99.14	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Lori O’Neill
99.15	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Thomas Sieber
99.16	Voting and Support Agreement, dated as of August 2, 2022, by and among 13548597 Canada Inc., Semtech Corporation and Gregory L. Waters